UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Harvard Apparatus Regenerative Technology, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

09074M 202

(CUSIP Number)

Mao Zhang

c/o STELLARS CAPITAL PRIVATE I LIMITED

Level 1901, 2 Queen’s Road Central,

Central, Hong Kong, China

+852 5130 4502

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09074M 202	Schedule 13D	Page 1 of 5

1	NAMES OF REPORTING PERSON. STELLARS CAPITAL PRIVATE I LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 2,113,784 shares of common stock
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 2,113,784 shares of common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,113,784 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES —
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 09074M 202	13D	Page 2 of 5

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the common stock, $0.01 par value (the “Common Stock”) of Harvard Apparatus Regenerative Technology, Inc. (the “Issuer”), having its principal executive office at 84 October Hill Road, Suite 11, Holliston, MA 01746.

Item 2. Identity and Background.

(a)	This Statement is being filed by STELLARS CAPITAL PRIVATE I LIMITED, a Cayman Islands limited liability company (“Stellars”, or the “Reporting Person”).
(b)	The address of the principal business office of the Reporting Person is Level 1901, 2 Queen’s Road Central, Central, Hong Kong.
(c)	The principal business of Stellars is to make, hold, and dispose of equity and equity related investments.
(d)	During the five years prior to the date hereof, the Reporting Person has not been convicted in a criminal proceeding.
(e)	During the five years prior to the date hereof, the Reporting Person has not been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Stellars is a limited liability company formed in Cayman Islands.

Item 3. Source and Amount of Funds or Other Consideration.

On June 21, 2024, Stellars acquired 579,896 shares of Common Stock from a stockholder of the Issuer for a purchase price of $2.5 per share.

On July 31, 2024, Stellars was assigned from a warrant holder of the Issuer the warrants to purchase 145,000 shares of Common Stock with an exercise price of $2.00 per share, and exercised such warrants and received 145,000 shares of Common Stock.

On August 26, 2024, the Issuer issued to Stellars 1,388,888 shares of Common Stock pursuant to a Securities Purchase Agreement (the “Securities Purchase Agreement”). See the Current Report on Form 8-K filed by the Issuer on August 21, 2024 for additional details.

Stellars acquired the Common Stock using its working capital.

Item 4. Purpose of Transaction.

Stellars acquired the securities for investment purposes. Pursuant to the Securities Purchase Agreement, the Issuer increased the size of its Board of Directors (the “Board”) by one member and appointed Mr. Mao Zhang as the designee selected by Stellars to the Board. See the Current Report on Form 8-K filed by the Issuer on August 21, 2024 and August 27, 2024 for additional details.

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Depending on market conditions, the continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Person may dispose of or acquire additional shares of the Issuer, including by additional capital investments or otherwise.

Except as set forth above, the Reporting Person does not have any present plans which relate to or would result in subparagraphs (a) through (j) of Item 4 of this Statement. However, the Reporting Person reserves the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)	Rows (11) and (13) of the cover pages of this Statement are hereby incorporated by reference into this Item 5(a). The percentage set forth in Row (13) of the cover page was calculated based on 15,918,979 shares of Common Stock outstanding as of August 26, 2024.
(b)	Rows (7) to (10) of the cover pages of this Statement are hereby incorporated by reference into this Item 5(b).
(c)	Except as set forth in Item 3 above, the Reporting Person has not effected any transaction in the Common Stock during the last 60 days.
(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities beneficially owned by the Reporting Person.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 of this Statement is incorporated herein by reference.

CUSIP No. 09074M 202	13D	Page 4 of 5

Item 7. Material to be Filed as Exhibits.

Exhibit A: Securities Purchase Agreement, dated as of August 19, 2024, by and between the Issuer and Stellars Capital Private I Limited (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 21, 2024).

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2024

STELLARS CAPITAL PRIVATE I LIMITED

By:	/s/ Mao Zhang
Mao Zhang, Director